ATS CORPORATION
(the “Corporation”)

Annual Meeting of Shareholders

Held on August 6, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

Matters Voted Upon

Business		Outcome of Vote

1.The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by-laws of the Corporation:
Approved (1)
Avik Dey Joanne S. Ferstman Kirsten Lange Michael E. Martino	Sharon C. Pel Daniel A. Pryor Philip B. Whitehead William Douglas (Doug) Wright
2.The re-appointment of Ernst & Young LLP as auditors of the Corporation until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board of Directors to fix the auditor’s remuneration.
Approved (2)
3.The passing of a non-binding resolution accepting the Corporation’s approach to executive compensation.		Approved (3)
4.The shareholder proposal to amend By-Law No.1 of the Corporation.		Not Approved (4)
______

Notes:
(1)This matter was voted upon electronically and by proxy at the virtual meeting. The following were voted For or Withheld: (a) Avik Dey, 85,014,959For; 556,503Withheld; (b) Joanne S. Ferstman, 84,619,009For; 952,453Withheld; (c) Kirsten Lange, 83,844,384For; 1,727,078 Withheld; (d) Michael E. Martino, 79,715,346For; 5,855,967Withheld; (e) Sharon C. Pel, 84,804,912For; 766,550Withheld; (f) Daniel A. Pryor, 85,030,863For; 540,449 Withheld; and (g) Philip B. Whitehead, 84,992,185 For; 579,127Withheld; (h) William Douglas (Doug)Wright, 85,553,345 For; 17,967Withheld

(2)This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 83,511,395were voted For and 2,953,775 were Withheld.

(3)This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 81,808,141were voted For and 3,763,320 were voted Against.

(4)This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 497,513 were voted For and 85,073,949 were voted Against.
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